SUB-ITEM 77C:


SHAREHOLDER VOTING RESULTS:  A Special Meeting of
Shareholders of the Allegiant International Equity Fund
(the "Fund") was held on August 22, 2005. Shareholders of the Fund approved the sub-advisory agreement between Allegiant Asset Management Company, the Fund's Adviser, and
Polaris Capital Management, Inc., on behalf of the Fund.
The following represents the voting results of the proposal considered at the meeting.


PROPOSAL: APPROVAL OF SUB-ADVISORY AGREEMENT BETWEEN ALLEGIANT ASSET MANAGEMENT COMPANY AND POLARIS CAPITAL MANAGEMENT, INC.

                                               % OF TOTAL
                SHARES            % OF        OUTSTANDING
                VOTED             VOTED          SHARES

For         14,300,690.547       99.726%        75.374%
Against         21,799.392        0.152%          .115%
Abstain         17,515.202        0.122%          .092%